United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

October 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Vale Overseas Commences Registered Exchange Offer

Rio de Janeiro, October 27, 2003 – Companhia Vale do Rio Doce (CVRD) today announced that its wholly-owned subsidiary Vale Overseas Limited (Vale Overseas) has commenced an offer to exchange up to US$300 million aggregate principal amount of Vale Overseas’ registered 9.0% Guaranteed by CVRD Notes due 2013 (the “New Notes”) for any and all of Vale Overseas’ outstanding unregistered 9.0% Guaranteed by CVRD Notes due 2013 (the “Old Notes”). The expiration date for the exchange offer will be 5:00 p.m., Eastern Standard Time (EST) on November 24, 2003, unless extended.

The New Notes are substantially identical to the Old Notes, except that the New Notes have been registered under the Securities Act of 1933, as amended, and will not bear any legend restricting their transfer. The purpose of the exchange offer is to allow holders that meet the conditions described in the prospectus to receive New Notes that may be resold in the United States without further registration under the Securities Act.

The terms of the exchange offer and other information relating to Vale Overseas and CVRD are set forth in a prospectus dated October 27, 2003. Copies of the prospectus and the related letter of transmittal may be obtained from the exchange agent – JP Morgan Chase Bank, 4 New York Plaza, 15th Floor, New York, New York 10004, Attn: Institutional Trust Services, telephone (212) 623-5175, fax number (212) 623-6214. The prospectus is also available on CVRD’s web site.

This announcement is neither an offer to sell nor a solicitation of an offer to buy or exchange the New Notes or the Old Notes. The exchange offer is made solely by the prospectus dated October 27, 2003.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: October 29, 2003